United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Pfizer Inc.

Name of persons relying on exemption: Tara Health Foundation

Address of persons relying on exemption: 47 Kearny Street, San Francisco, CA 94108

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO:	Pfizer Inc. Shareholders
RE:	Item No. 5 (“Report on Political Expenditures Congruency”)
DATE:	April 12, 2022

CONTACT:	Shelley Alpern, Rhia Ventures at shelley<at>rhiaventures.org

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Tara Health Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Tara Health Foundation urges shareholders to vote for Item No. 5 following the instructions provided on management's proxy mailing. The cost of disseminating the foregoing information to shareholders is being entirely by Tara Health Foundation.

The foregoing information should not be construed as investment advice.

Tara Health Foundation urges shareholders to vote YES on of Item No. 5 on the 2022 proxy ballot of Pfizer Inc. (“Pfizer” or “the Company”). The Resolved clause states:

Pfizer publish an annual report, at reasonable expense, analyzing the congruency of political, lobbying, and electioneering expenditures during the preceding year against publicly stated company values and policies, listing and explaining any instances of incongruent expenditures, and stating whether the identified incongruencies have led to a change in future expenditures or contributions.

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About Tara Health Foundation

Tara Health Foundation aims to improve the health and well-being of women and girls through the creative use of philanthropic capital. Our main areas of focus are reproductive and maternal health in the United States, equitable workplaces, and gender lens impact investing.

We are long-term shareholders in Pfizer Inc. (“Pfizer” or “the Company”). We support this shareholder proposal because it is apparent that many recipients of the Company’s political contributions are working actively to undermine access to its products, support policies that run contrary to some of Pfizer’s corporate responsibility initiatives, and in some cases, both.

Tara Health Foundation filed a proposal with the identical Resolved clause in the 2021 proxy season, which received the support of 47.2% of votes cast. We are not the proponent of this year’s proposal, and it contains certain statements and arguments with which we disagree. Nevertheless, we believe that the report requested in the Resolved clause would benefit shareholders, and if support drops below 15%, it will not be eligible for resubmission until 2026. The annual review would institutionalize greater transparency and accountability in Pfizer’s political spending process. This is too important to be ineligible for shareholder input until 2026.

Set forth below are our reasons for supporting Item No. 5.

Pfizer Political Contributions and the Incongruency Problem

Pfizer’s political expenditures appear to be misaligned with the Company’s values and interests.

1.	Pfizer is supporting champions of discredited 2020 election fraud conspiracy theories. In January 2021, an internal Pfizer memo communicated that the Company would not donate for at least 6 months to the 147 members of Congress who voted against certifying the election results. Following that period, Pfizer resumed contributions and as of early April 2022, had contributed $74,000 to 31 politicians within this group (https://www.accountable.us/corporate-donations-tracker/).

2.	Access to healthcare. Pfizer has stated that “Expanded access to health insurance coverage will help ensure that patients with under-diagnosed and undertreated conditions are able to address them; and that those who will benefit from Pfizer medicines are better able to have access to them.” Yet the report Conflicted Consequences (Center for Political Accountability, 2020 at https://bit.ly/3f4DPa0,) revealed that in 2018, Pfizer was a top contributor to a 527 organization that has been leading efforts to strike down the Affordable Care Act, which has made prescription drugs more accessible for millions of Americans. (Organizations incorporated under Section 527 of the IRS Code are devoted to election-related activity.)

Pfizer manufactures several contraceptive products and a drug commonly prescribed for use as an abortifacient. However:

•	Based on publicly available data analyzed by the Sustainable Investments Institute (Si2), we estimate that in the 2016-2020 cycles, Pfizer and its employee PACs have made political donations totaling at least $8.4 million to state and federal politicians and political organizations working to weaken women’s access to reproductive health care (data available upon request).

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•	According to the same source, Pfizer is one of 17 companies that donated more than $100,000 each to the sponsors of state-level abortion restrictions in 2021. This included $42,000 to the sponsors of Texas’s landmark SB 8, which broke new ground by authorizing private citizens anywhere in the United States to claim a $10,000 bounty in return enforcing the state’s 6-week abortion.
•	In the 2022 election cycle (to date), Pfizer has contributed more than $200,000 to federal lawmakers who voted against the Women’s Health Protection Act in February 2022 (OpenSecrets at https://bit.ly/3uoQcoT and https://clerk.house.gov/Votes/2021295).
•	Conflicted Consequences notes that Pfizer was a top contributor to a 527 organization that funds state legislators’ efforts to implement extreme anti-abortion measures (https://bit.ly/3f4DPa0).
•	A soon-to-be-released survey from Morning Consult of 2,200 adults in the U.S. found that 65% agree with the statement that “companies should cut back on political donations to elected officials who are working to limit access to abortion.” (58% agreed with the statement that companies “should oppose legislation to limit abortion access.’) (PDF available on request.)

This pattern spending has drawn scrutiny from multiple news sources, including STAT, Bloomberg News, Huffington Post, The Minnesota Daily, CQ ESG Briefing and Forbes. Links to those articles are provided at the end of this document.

3.	Contributing to candidates and organizations blocking progress on climate change.

Pfizer has committed to achieving science-based greenhouse gas reduction targets yet is a member of the U.S. Chamber of Commerce, which has consistently lobbied to roll back specific US climate regulations and promote regulatory frameworks that would slow the transition towards a low GHG emissions energy mix (see https://bit.ly/3EbL9va). This raises questions about the extent to which Pfizer is also supporting electioneering efforts that conflict with its environmental commitments. An analysis conducted by Bloomberg found that one-third of Pfizer’s political spending in the 2020 election cycle supported candidates characterized as “ardent obstructionist[s] of proactive climate policy” (see https://bloom.bg/3c7MwOU).

4.	In 2019, Popular.Info wrote about Pfizer’s nearly $1 million in contributions to 52 anti-LGBTQ politicians in the previous two years (see “These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019 at https://bit.ly/3c8vfoQ). These donations conflict with Pfizer’s aspirations to provide a supportive environment for its LGBTQ employees.

The Supreme Court has interpreted the constitution as permitting political spending by corporations, but it has also emphasized the rights of investors to use shareholder democracy to ensure accountability for this spending. In our highly polarized and increasingly explosive political environment, shareholders must insist upon a more responsible and coherent political spending strategy. We believe Pfizer’s reputation is at risk, regardless of disclaimers asserting that contributions do not imply an endorsement of all of the recipients’ views.

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Why a YES Vote is Warranted: A Response to Pfizer’s Opposition Statement

The examples above illustrate vividly why we believe Pfizer is doing a disservice to its shareholders and broader stakeholders by failing to align its political expenditures with its policies and values.

Pfizer’s statement of opposition to our proposal mostly references the Company’s current governance and transparency mechanisms while evading the concerns raised in the proposal. The main arguments advanced are that (1) current disclosures address the concerns raised in the proposal, and (2) contributions do “not imply an endorsement of a candidate’s position on any social or religious issue.”

Simply asserting that the Company does not endorse all of any candidate’s views is not equivalent to a statement by management explaining glaring incongruities and what, if anything, is being done to address them. Such a disclaimer does not negate or respond to investor concern about the existence and impact of incongruent contributions, nor the need for an annual assessment.

Nor has Pfizer published the analysis requested in the proposal, an “annual report analyzing the congruency of political and electioneering expenditures during the preceding year against publicly stated Company values and policies, with a further recommendation that such report also contain management's analysis of risks to our Company's brand, reputation, or shareholder value of expenditures in conflict with publicly stated Company values.” We hasten to note that within the framework of the Resolved clause, it does not rest with investors to determine which donations were incongruent; rather the Company should explain the basis for incongruency of specific donations, and which overriding considerations cause it to provide and even perpetuate donations despite incongruent voting records of any donation recipients.

It is worth noting that Pfizer’s overall political spending transparency and accountability mechanisms lag behind those of its industry peers, according to the 2020 CPA-Zicklin Index of Corporate Political Disclosure and Accountability (see https://politicalaccountability.net/hifi/files/2020-CPA-Zicklin-Index.pdf). (Deficiencies noted in the CPA’s report concern failure to disclose trade association payments that may be used for political purposes; failure to disclose payments to tax-exempt organizations like 501c4s that may be used for political purposes; failure to disclose a list of the amounts and recipients of payments made by trade associations or other tax-exempt organizations of which it is a member; absence of a board committee that approves political expenditures from corporate funds; and failure to publish a detailed report on a semiannual basis.)

In a recent speech, Acting SEC Allison Herren Lee Chair reaffirmed the salience of political spending disclosure to investment decision-making:

[P]olitical spending disclosure is inextricably linked to ESG issues. Consider for instance research showing that many companies that have made carbon neutral pledges, or otherwise state they support climate-friendly initiatives, have donated substantial sums to candidates with climate voting records inconsistent with such assertions. Consider also companies that made noteworthy pledges to alter their political spending practices in response to racial justice protests, and whether, without political spending disclosure requirements, investors can adequately test these claims, or would have held corporate managers accountable for those risks before they materialized. Political spending disclosure is key to any discussion of sustainability.

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(“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” March 15, 2021 at https://bit.ly/3vXEH6D.)

Pfizer’s opposition statement evades the central issue raised by our proposal: the risk of potential damage to Company reputation, shareholder value, and broader stakeholder interests that steadily accrues when corporate treasury and PAC dollars subsidize recipients whose activities undermine the Company’s product lines and its “lived” values of access to healthcare, environmental sustainability, diversity and inclusion, and other areas.

In an environment in which corporate political activity is closely scrutinized by multiple stakeholders, we believe that Pfizer would be wise to incorporate these “lived” or implicit values into its criteria for determining which recipients are eligible for political contributions. Pfizer is correct to consider recipients’ capacity to further the Company’s purpose “to discover, develop and deliver breakthroughs that change patients’ lives”-- but it is wrong to neglect those recipients’ responsibility for accelerating harmful breakthroughs (in anyone’s lives), such as those discussed above. Given the grievous damage to our democracy inflicted by the 30-plus members of Congress supported by Pfizer who voted against certifying the presidential election results, it is insufficient to rest on the assertion that contributions “do not imply an endorsement of a candidate’s position on any social or religious issue.” Shareholders should support this proposal to signal that more accountability is warranted from Pfizer than this simple disclaimer.

Inconsistency can pose risk to corporate reputation, brand and market share by leaving companies vulnerable to charges of hypocrisy or indifference to the environment or the social welfare of their employees or the communities in which they operate. A recent survey of 2,200 global executives worldwide noted the following:

Corporate reputation is an invaluable asset with appreciable impact on a Company’s bottom line. On average, global executives attribute 63% of their Company’s market value to their Company’s overall reputation.

(See The State of Corporate Reputation in 2020: Everything Matters Now, Weber Shandwick and KRC Research, 2020 at https://bit.ly/3rabGRw.)

Pharmaceutical companies especially need to pay close attention to reputation. Prior to rising in public esteem during the pandemic, in 2019, the industry finished dead last in an annual Gallup poll asking Americans for their views on 25 industries (see “Pharma's reputation has soared during COVID-19 pandemic, poll finds,” FiercePharma.com, April 21, 2020 at https://bit.ly/318EsHm and “Pharma sinks to new low—and takes last place—in consumer sentiment poll,” FiercePharma.com, September 4, 2019 https://bit.ly/3tIAYYv). These trends continued throughout the pandemic despite the industry’s record-setting development and distribution of Covid-19 vaccine. Between 2020 and 2021, pharma’s positive approval rating in the U.S. was only 31%, still at the bottom of Gallup’s 25-industry ranking (https://news.gallup.com/poll/354653/image-ratings-several-industries-tumble.aspx).

We believe that the requested report will motivate Cigna to monitor its political expenditures so that they do not erode shareholder value by diminishing the Company’s reputation, consumer loyalty, employee support and morale, brand, values, and corporate responsibility initiatives.

Vote “Yes” on this Shareholder Proposal No. 5.

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For questions, please contact Shelley Alpern at shelley@rhiaventures.org.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER OF THIS SOLICITATION. PROXY CARDS WILL NOT BE ACCEPTED. PLEASE DO NOT SEND YOUR PROXY TO TARA HEALTH FOUNDATION. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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Sources

Reports

Funding the Bans, Equity Forward, 2019 at https://bit.ly/3c6e9Ii

Conflicted Consequences, Center for Political Accountability, 2020 at https://bit.ly/3f4DPa0

Bankrolling the Disenfranchisers, Public Citizen, 2021 at https://bit.ly/3ra8Qfk

Political Spending & Reproductive Health Rights, Sustainable Investments Institute, September 28, 2020 at https://bit.ly/2PeEnzh

News sources

“Pharma contributed to attorneys general who want to repeal the Affordable Care Act,” STAT, October 20, 2020, at https://bit.ly/3cYD67O.

“These six corporations are financing the war on women in six states,” blog post, Popular.Info, May 20, 2019, at https://bit.ly/3se8xRP.

“Merck, Pfizer Back Lawmakers Who Oppose Company Products,” Bloomberg News, May 30, 2012, at https://bloom.bg/3tQovSN.

“U.S. Businesses Say One Thing on Climate Change, But Their Campaign Giving Says Another,” Bloomberg Green, October 23, 2020, at https://bloom.bg/393c6CI.

“Contraceptive Makers Helped Elect Republican Congress Ready To Defund Planned Parenthood,” Huffington Post, March 2, 2017, at https://bit.ly/3vRWpID.

“Pharma contributions to politicians who support restricting abortions could reverberate,” STAT, July 24, 2019, at https://bit.ly/2Qvzt1y.

“Dear AT&T, Boeing, Pfizer, Comcast Walmart, Etc: Stop Funding Abortion Attackers,” Forbes.com, August 21, 2019, at https://bit.ly/2OZH9sv.

“These 9 Pride-celebrating companies donated millions to anti-gay Congress members,” LGBTQNation.com, June 23, 2019.

“These are the Millionaire CEOs Whose Corporations Fund Politicians Banning Abortions,” LittleSis.org, May 29, 2019, at https://bit.ly/3c8vfoQ.

“Corporations are Funding Politicians Who Support Abortion Bans,” MinnesotaDaily.com, June 12, 2019, at https://bit.ly/318YT72.

“CQ ESG Briefing,” CQ Roll Call, April 22, 2021. No hyperlink available; PDF available upon request.

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“Where is the business backlash on Texas’s abortion law?” Fortune.com, September 2, 2021 at https://fortune.com/2021/09/02/texas-abortion-law-business-backlash-match-group-bumble-sb8/.

Speeches

“A Climate for Change: Meeting Investor Demand for Climate and ESG Information at the SEC,” Acting SEC Commissioner Allison Herren Lee, March 15, 2021, at https://bit.ly/3vXEH6D.

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